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SEC FILE NUMBER
001-09071

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BFC Financial Corporation

Full Name of Registrant

Former Name if Applicable
2100 West Cypress Creek Road

Address of Principal Executive Office (Street and Number)
Fort Lauderdale, Florida 33309

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
BFC Financial Corporation (the “Company”) has delayed filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the “Form 10-Q”). The Company intends to utilize the five day extension provided by filing this Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission and expects to file the Form 10-Q on or prior to November 14, 2007.

Levitt Corporation, a publicly traded company (“Levitt”), is consolidated in the Company’s financial statements. The above-described delay in the Company’s filing of the Form 10-Q is primarily due to the November 9, 2007 bankruptcy filing of Levitt and Sons, LLC, Levitt’s wholly-owned homebuilding subsidiary (“Levitt and Sons”), and substantially all of Levitt and Sons’ subsidiaries. The uncertainties regarding the impact of this bankruptcy filing caused Levitt to experience significant delays in finalizing its financial statements for the three and nine months ended September 30, 2007 and providing such financial statements to the Company. As a result, the Company was unable to complete the preparation of the consolidated financial statements and other related information to be contained in the Form 10-Q in order to file the Form 10-Q within the required time period without unreasonable effort or expense.

As a holding company, the Company’s results for the three and nine months ended September 30, 2007 primarily reflect the results of the companies in which it has its principal investments, including the results of BankAtlantic Bancorp, Inc. and Levitt, which are consolidated in the Company’s financial statements. For the three and nine months ended September 30, 2007, the Company’s net loss allocable to common shareholders was $25.4 million and $29.3 million, respectively, compared with net loss allocable to common shareholders of $1.3 million and $2.1 million, respectively, for the corresponding periods of 2006. For the three and nine months ended September 30, 2007, diluted loss per share was $0.59 and $0.80, respectively, compared to diluted loss per share of $0.04 and $0.06, respectively, in the corresponding periods of 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

George P. Scanlon	954	940-4900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

See Part III above.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
FORWARD-LOOKING INFORMATION
     This Form 12b-25 contains forward-looking statements regarding the Company’s ability to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. Although the Company expects to file the Form 10-Q on or prior to November 14, 2007, there can be no assurance that the Company will be able to file the Form 10-Q within such time period.

BFC Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2007	By	/s/ George P. Scanlon

George P. Scanlon, Chief Financial Officer